February 13, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Assured Pharmacy, Inc.
Registration Statement on Form S-1
Pre-Effective Amendment No. 6
File No. 333-121288

Ladies and gentlemen:

     On behalf of our client, Assured Pharmacy, Inc., a Nevada corporation (the “Company”), we transmit simultaneously herewith for filing under the Securities Act of 1933, as amended, by means of the Electronic Data Gathering, Analysis, and Retrieval system, Pre-Effective Amendment No. 6 to Registration Statement on Form S-1 (File No. 333-121288) (the “Registration Statement”), together with certain exhibits thereto.

     We are in receipt of the letter, dated February 11, 2008 (the “Comment Letter”), from Jeffrey Riedler, Assistant Director of the United States Securities and Exchange Commission (the “Commission”), addressed to the Company. Set forth below are the responses of the Company to the comments set forth in the Comment Letter, numbered to correspond thereto. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the filing transmitted herewith.

Comment	Page	Response
Number	Number

1	18	The Company has updated the disclosure as requested.
2	47	The Company has included the executive compensation disclosure for the year ended December 31, 2007.
Closing	Na	The Company takes notice of the Closing Comments.
Comments

     The Company also wishes to bring to the attention of the Staff that it has made amendments in the Registration Statement to conform with more recent disclosures about the Company and to make necessary updates as a result of the passage of time.

     The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company would like to resolve any remaining issues with the Staff as promptly as possible so that its Registration Statement on Form S-1 may be declared effective by February 14, 2008.

     Please contact the undersigned if we may be of assistance.

Sincerely,

/s/ Robert Steven Brown

Robert Steven Brown

cc:	Jeffrey Riedler, Esq.
John Krug, Esq.
Ms. Tabatha Akins

February 13, 2008

VIA ELECTRONIC TRANSMISSION

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Assured Pharmacy, Inc.
Registration Statement on Form S-1
Pre-Effective Amendment No. 6
File No. 333-121288

Ladies and Gentleman:

     On behalf of Assured Pharmacy, Inc., a Nevada corporation (the "Company"), we hereby file electronically under the Securities Act of 1933, as amended (the “Securities Act”), the request of the Company to accelerate the effectiveness of the above-referenced registration statement under the Securities Act.

     Please contact the undersigned if we may be of assistance.

Sincerely,

/s/ Robert Brown

Robert Brown, Esq.

Enclosure

cc: Haresh Sheth

Assured Pharmacy, Inc.
17935 Sky Park Circle, Suite F, Irvine, CA 92624

February 13, 2008

Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:	Assured Pharmacy, Inc.
Registration Statement on Form S-1
Pre-Effective Amendment No. 6
File No. 333-121288

Ladies and Gentlemen:

     The Company respectfully requests that the above-referenced registration statement be declared effective at 4:00 pm EST on Thursday, February 14, 2008, or as soon thereafter as reasonably practicable.

     The Company acknowledges that:

  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company may not assert the Staff comments or this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

ASSURED PHARMACY, INC.

By: /s/ Haresh Sheth
Haresh Sheth
Chief Financial Officer